April 11, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Rufus Decker, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:

Green Plains Renewable Energy, Inc.

File No. 1-32924

Ladies and Gentlemen:

On February 13, 2008, Green Plains Renewable Energy, Inc. (the “Company”) filed its annual report on Form 10-K (the “Filing”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1934.

The Company received comments on the Filing from the Division of Corporation Finance (the “Staff”) of the Commission by letter dated March 19, 2008 (the “Letter”), which is follow-up to a review of our Filing by the Staff.  We understand that the purpose of the Staff’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.  This letter is provided by the Company in response to the comments in the Letter.  For your convenience, the comments in the Letter are provided below, followed by the Company’s responses.

Item 7.  Management’s Discussion and Analysis

Overview Superior plant, page 33

Staff Comment:

You state that you believe you have sufficient funds available to complete the construction and commence operations of the Superior plant. You disclose the projected cost of this plant to be $95.7 million.  In your discussion of liquidity and capital resources on page 38, you disclose that you have $11.9 million in cash and equivalents and $31.6 million available under committed loan agreements.  In light of your current contractual obligations, please expand your disclosure to address how you determined you have sufficient funds available to complete the construction of the Superior plant and commence operations.

Company Response:

Costs incurred to-date at November 30, 2007 for the Superior ethanol facilities totaled approximately $77,789,000.  Based on estimated total facilities cost of $95,734,000, amounts available under the Superior loan agreement, which approximated $28,012,000 as of November 30, 2007, along with cash on hand, if necessary, are expected to be sufficient to fund the remaining $17,945,000 of costs expected to complete the project plus pre-production period and working capital costs estimated at up to $10 million.

We have incorporated enhanced disclosures related to how we support our belief that we have sufficient funds available to complete the construction and commence operation of the Superior plant in discussions related to that plant on page 19 (in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations) in our Form 10-Q filing for our first fiscal quarter ended February 29, 2008.

Contractual Obligations, page 42

Staff Comment:	Please separately present estimated interest payments on your debt. Please also disclose any assumptions you made to derive these amounts.

Company Response:

As requested, we will present a separate line item in the Contractual Obligations table related to estimated interest payments on our outstanding debt, along with a brief footnote discussion of assumptions used to derive these amounts. We have incorporated this revised form of disclosure in our Form 10-Q filing for our first fiscal quarter ended February 29, 2008.

Financial Statements Consolidated Statements of Cash Flows, page F-7

Staff Comment:

Please tell us how you determined it was appropriate to reflect the payment of utility services deposits as cash flows from investing activities instead of cash flows from operating activities in accordance with paragraphs 15 through 17 of SFAS 95.  Your response should explain the terms of the deposit, including whether the deposit is refundable as well as whether this deposit will be applied to amounts owed for future usage of utility services.

Company Response:

In determining whether it was appropriate to reflect the payment of utility services deposits as cash flows from investing activities instead of cash flows from operating activities, we considered the following.

Superior Ethanol, L.L.C., our wholly-owned subsidiary, entered into a [10]-year firm service with Northern Natural Gas Company (“NNG”) for natural gas transportation service to its ethanol plant.  Under NNG’s gas tariff, we were required to establish creditworthiness under one or more identified alternatives.  We agreed to establish an escrow account with a third-party.  Deposits in the account are invested in a money-market mutual fund by the escrow agent and are held on behalf of NNG and Superior Ethanol.  Key provisions of the escrow agreement follow.  The escrow account was established to ensure funds are available to constitute security agreed to and required by Section 46 of the General Terms and Conditions of NNG’s FERC Gas Tariff.  If we fail to pay for services pursuant to NNG’s Tariff, the escrow agreement shall terminate and the funds deposited shall be delivered to NNG no later than the next business day.  If the escrow account contains an amount in excess of the amount of security allowed by NNG’s Tariff, the escrow agent shall disburse the amount in excess to us, as set forth in the notice from NNG, within five business days.  In the event that the escrow agent receives a written notification from NNG that we have obtained creditworthy status as defined in NNG’s Tariff, or have provided a Letter of Credit and are no longer required to provide security, the escrow agreement shall terminate and the funds deposited shall be returned to us no later than the next business day.

As stated in paragraphs 15 and 17 of SFAS 95, cash outflows for investing activities includes payments to acquire “property, plant and equipment and other productive assets, that is, assets held for or used in the production of goods or services by an enterprise (other than materials that are part of the enterprise’s inventory).”  We believe the escrow deposits are long-term assets deposited in a mutual fund investment with restricted transferability and are being held for the production of goods by us.  The deposits are not being used, nor do we plan to use them, as payment for current utility services.  As a result, the payments are appropriately considered investing outflows as opposed to operating outflows. To further clarify the nature of these escrow deposits, we changed the description in our Form 10-Q filing for our first fiscal quarter ended February 29, 2008 to “Third-party deposits securing utility services.”

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9 General

Staff Comment:

Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the operating expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

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in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

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in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as operating expenses.

Company Response:

Cost of goods sold includes costs for direct labor, materials and certain plant overhead costs.  Direct labor includes all compensation and related benefits of non-management personnel involved in the operation of our ethanol plants. Direct materials consist of the costs of corn feedstock, denaturant, and process chemicals.  Corn feedstock costs include realized and unrealized gains and losses on related derivative financial instruments, inbound freight charges, inspection costs and internal transfer costs.  Grain purchasing and receiving costs, other than labor costs for grain buyers and scale operators, are also included in cost of goods sold.  Plant overhead costs primarily consist of plant utilities, sales commissions and outbound freight charges.

Operating expenses are primarily general and administrative expenses for employee salaries, incentives and benefits; office expenses; director compensation; and professional fees for accounting, legal, consulting, and investor relations activities; as well as depreciation and amortization costs.

We have included “Cost of Goods Sold” and “Operating Expenses” accounting policy disclosures in Note 1 in our Form 10-Q filing for our first fiscal quarter ended February 29, 2008.  We have also incorporated additional descriptions of these costs in our Results of Operations disclosures (in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations), including disclosure that our gross margins may not be comparable to those of other ethanol production entities since some entities directly incur costs of distribution as part of their cost of goods sold while we sell our products at a price that is net of distribution costs and report net revenues received from our third-party broker customers.

Recoverable Rail Line Costs, page F-11

Staff Comment:

You recorded an asset of $3.5 million at November 30, 2006 and November 30, 2007 for recoverable rail line costs.  Please help us understand how you determined it was appropriate to capitalize the $3.5 million paid for renovation costs instead of recording as an expense in the period paid.  Your disclosures indicate that the provision for reimbursement is contingent on sufficient rail cars being placed on the rail line.  Please tell us whether the terms of this contingency have been met as well as whether you have been reimbursed for any of these recoverable rail line costs.  If so, tell us the amounts which have been reimbursed.  For any amounts not reimbursed, tell us when you expect to be reimbursed.

Company Response:

To secure rail access to our Shenandoah ethanol plant, we entered into a contract with Burlington Northern Santa Fe (“BNSF”) that required us to pay rail line renovation costs for the spur track from Red Oak, Iowa to the plant. Included in the contract is a provision for shipping cost rebates of up to $3.5 million provided sufficient rail traffic, measured annually, is achieved on the line. The term of the contract is nine years commencing from the date of our first billed shipment from the Shenandoah plant, which was late August 2007. The rebates are recorded as a reduction to the recoverable rail line costs until the full amount has been recovered. If the track is sold by BNSF, the agreement provides for repayment to us for any portion of the unrecovered renovation costs. We review this asset for impairment whenever events or changes in circumstances indicate that the carrying amount of these rail line costs may not be recoverable.

As discussed in the previous paragraph, the calculation of potential shipping cost rebates is computed annually, over a nine-year period.  The first such calculation will be completed subsequent to August 2008.  Accordingly, we have not currently been reimbursed for any of these recoverable rail line costs. At this time, we cannot definitively determine when (over this nine-year period) we expect to be reimbursed; however, we believe nearly all of the rebates will be realized more than one year from the financial statement date, supporting our classification of this as a long-term asset.

We have included disclosures pertaining to these Recoverable Rail Line Costs in Note 4 in our Form 10-Q filing for our first fiscal quarter ended February 29, 2008.

Revenue Recognition, page F-12

Staff Comment:

On page F-23 you disclose that you have executed a lease contract for 100 rail cars for a ten-year period for $68,700 per month for the Shenandoah facility.  You use these rail cars to ship dried distiller grains to customers.  For the dried distiller grains for which you are responsible for shipping to customers, please expand your disclosure to address at which point you record revenues.  Please address how you determined the criteria included in the first sentence of your revenue recognition policy have been satisfied at this time.

Company Response:

CHS Inc. (“CHS”), our third-party broker who is our customer, uses these rail cars to move dried distillers grains to their customers, which we have no control over.

We sell all of our ethanol and the majority of our distillers grains to third-party brokers, who are our customers for purposes of revenue recognition, pursuant to contracts with these brokers.  These third-party brokers are responsible for subsequent sales, marketing, and shipping of our products.  Accordingly, once the ethanol or distillers grains are loaded into rail cars and bills of lading are generated, the criteria for revenue recognition are considered to be satisfied and sales are recorded.

Our contract with CHS states that the product is sold “FOB Plant” (i.e. title, risk of loss and full shipping responsibility shall pass to buyer (CHS) upon loading the distillers grains into trucks or rail cars and delivering to buyer the bill of lading for each such shipment).  Additionally, buyer shall schedule the loading and shipping of all outbound distillers grains purchased by buyer.  Another provision of our contract with CHS is that we bear all freight costs incurred by buyer in delivering the product to its customer.  Accordingly, we determined that it would be cheaper to lease the rail cars than to pay the freight rates offered by CHS.  This lease cost is considered as part of our freight costs, which are included in cost of goods sold.

We have revised our Revenue Recognition accounting policy in Note 1 in our Form 10-Q filing for our first fiscal quarter ended February 29, 2008 to clarify that the third-party brokers are our customers, and that they are responsible for subsequent sales, marketing, and shipping of the ethanol and distillers grains.

We have revised wording under Sales and Marketing in Note 11 in our Form 10-Q filing for our first fiscal quarter ended February 29, 2008 to clarify that CHS Inc. uses rail cars provided by us to ship the dried distillers grains to their customers.”

Revenue Recognition, page F-12

Staff Comment:	Please expand your revenue recognition policy to address how you recognize revenue related to grain merchandising and storage.

Company Response:

As requested, in future filings, we will expand our Revenue Recognition policy to address revenues from grain merchandising and storage as follows: “Grain sales are recorded after the commodity has been delivered to its destination and final weights, grades and settlement prices have been agreed upon with the customer.  Revenues from grain storage are recognized as services are rendered.  Revenues related to grain merchandising are presented gross.”

We have included this additional wording in the Revenue Recognition policy in Note 1 in our Form 10-Q filing for our first fiscal quarter ended February 29, 2008.

Note 9. Earnings Per Share, page F-21

Staff Comment:	For each period presented, please disclose separately for each type of security the number of shares that were not included in diluted EPS because they were antidilutive.

Company Response:

In Note 9, Earnings Per Share, in our Form 10-Q filing for our first fiscal quarter ended February 29, 2008, we have separately disclosed each type of security and the related number of shares that were not included in diluted EPS calculations because the securities were antidilutive.

The Company acknowledges that:

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it is responsible for the adequacy and accuracy of the disclosure in its filings;

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staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your review of and assistance with this response letter.  Please contact me by phone with your response to this letter at 402-884-8700, extension 1105.

Sincerely,

/s/ Jerry L. Peters

Jerry L. Peters

Chief Financial Officer